04011742

MAR 12 2004

24-10073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /@

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

BAY CAPITAL CORP.
(Exact name of Issuer as specified in its charter)

Maryland
(State or other jurisdiction of incorporation or organization)

10811 Red Run Boulevard, Suite 200
Owings Mills, Maryland 21117
(443) 394-3500
(Address, including zip code, and telephone number,
including area code, of Issuer's principal executive office)

William E. Carlson, Esquire
Shapiro Sher Guinot & Sandler, P.A.
36 South Charles Street
Suite 2000
Baltimore, Maryland 21201
(410) 385-0202
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

PROCESSED
MAR 15 2004
THOMSON
FINANCIAL

6162 (Mortgage Bankers and Loan Correspondents)	52-2301421
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I— NOTIFICATION

ITEM 1. Significant Parties

(a) the Issuer's directors:

Stewart D. Sachs	Benjamin M. Lyons	Paul Bekman
Home Address: 21756 Camper Circle Tilghman, MD 21791	Home Address: 2920 Talbert Court Finksburg, MD 21048	Home Address: 11541 Saint Davids Lane Lutherville, MD 21093
Business Address: 10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	Business Address: 10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	Business Address: 300 W. Pratt Street~~, Suite 450~~ ~~Baltimore, MD 21021~~Suite 450 Baltimore, MD 21201

(b) the Issuer's officers:

Stewart D. Sachs President and Chief Executive Officer		Benjamin M. Lyons Chief Operating Officer and Director of Sales
Addresses – see above		Addresses – see above
James W. Emery Vice President and Director of Branch Operations	Jay W. Jang Vice President Secondary Marketing	Jamie E. Sachs Secretary and Treasurer
Home Address: 145 N. McCall Cove Collierville, TN 38017	Home Address: 3100 Fox Valley Dr. West Friendship, MD 21794	Home Address: 3506 Avery Hill Dr. Owings Mills, MD 21117
Business Address: 10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	Business Address: 10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117	Business Address: 10811 Red Run Boulevard Suite 200 Owings Mills, MD 21117

Issuer's Officers Continued:

Ronald J. Granick Vice President of Wholesale Sales	Craig Cohen Vice President, Wholesale Operations	Lisa C. Ellis Vice President, Wholesale Operations
~~Business~~Home Address:	~~Business~~Home Address:	~~Business~~Home Address:
~~10811 Red Run Boulevard~~ ~~Suite 200~~ 12419 Knollcrest Road ~~Owings Mills~~Reisterstown, MD ~~21117~~21136	~~10811 Red Run Boulevard~~ ~~Suite 200~~ 5901 Riverwood Court ~~Owings Mills, MD~~ ~~21117~~Frederick, MD 21704	~~10811 Red Run Boulevard~~ ~~Suite 200~~ ~~Owings Mills, MD 21117~~ 4021 Silvage Road Baltimore, MD 21236
~~Home~~Business Address:	~~Home~~Business Address:	~~Home~~Business Address:
~~12419 Knollcrest Road~~ 10811 Red Run Boulevard Suite 200 ~~Reisterstown, MD~~ ~~21136~~Owings Mills, MD 21117	~~5901 Riverwood Court~~ 10811 Red Run Boulevard Suite 200 ~~Frederick, MD~~ ~~21704~~Owings Mills, MD 21117	~~4021 Silvage Road~~ 10811 Red Run Boulevard Suite 200 ~~Baltimore, MD~~ ~~21236~~Owings Mills, MD 21117

(c) the Issuer's general partners:

N/A

(d) record owners of five (5) percent or more of any class of the Issuer's equity securities:

Stewart D. Sachs ~~and~~, Paul Bekman, and Benjamin M. Lyons (whose addresses are set forth in section (a) above)

(e) beneficial owners of five (5) percent or more of any class of the Issuer's equity securities:

Stewart D. Sachs ~~and~~, Paul Bekman, and Benjamin M. Lyons (whose addresses are set forth in section (a) above)

(f) promoters of the Issuer:

Stewart D. Sachs and Benjamin M. Lyons (whose addresses are set forth in section (a) above)

(g) affiliates of the Issuer:

None.

(h) counsel to the Issuer with respect to the proposed offering;

William E. Carlson, Esquire
Shapiro Sher Guinot & Sandler, P.A.
36 South Charles Street
Suite 2000
Baltimore, Maryland 21201

(i) each underwriter with respect to the proposed offering:

None.

(j) the underwriter's directors:

N/A

(k) the underwriter's officers:

N/A

(l) the underwriter's general partners:

N/A

(m) counsel to the underwriter:

N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

The proposed offering does not involve the resale of securities by affiliates of the Issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers, or salespersons.

The securities will not be offered by underwriters, dealers, or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The Issuer's President and Chief Executive Officer and its Chief Operating Officer, as authorized officers of the Issuer and as Issuer agents, shall offer securities to the public, in only:

Maryland

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the Issuer or any of its predecessors or affiliated Issuers within one year prior to the filing of this Form 1-A, state:

No such securities have been issued.

(1) the name of such Issuer:

N/A

(2) the title and amount of securities issued:

N/A

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof:

N/A

(4) the names and identities of the persons to whom the securities were issued:

N/A

(b) As to any unregistered securities of the Issuer or any of its predecessors or affiliated Issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the Issuer of such securities, or was an underwriter of any securities of such Issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable, as no such securities have been sold.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

N/A

ITEM 6. Other Present or Proposed Offerings

State whether or not the Issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No such offering is contemplated.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the Issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

None.

(2) To stabilize the market for any of the securities to be offered:

None.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation:

None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the Issuer or any of its parents or subsidiaries or was connected with the Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No such expert has been named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

Cover Sheet

Bay Capital Corp.
10811 Red Run Boulevard
Suite 200
Owings Mills, Maryland 21117
Phone: (443) 394-3500

Dated as of ~~October ___, 2003~~March ___, 2004

Bay Capital Corp. (the "Company") intends to offer up to $5 Million aggregate principal amount of our renewable unsecured subordinated notes with maturities of 1, 2, 3, and 5 years (the "Notes"), as described more fully in this Offering Circular. At a minimum, we intend to offer at least Five Hundred Thousand ($500,000.00) aggregate principal amount of our Notes. The net proceeds of this offering to the Company are anticipated to be approximately $5 Million if the maximum amount is sold and Five Hundred Thousand ($500,000.00) if the minimum amount is sold.

It is expected that the Notes will be sold directly by the President and Chief Executive Officer and the Chief Operating Officer of the Company to investors on a best efforts basis commencing on or about ~~October~~ April ___, ~~2003.~~2004. There will be no commissions payable to any person with respect to Notes sold to investors by the Company, and there shall be no other compensation for selling agents or any other persons. Additionally, there will be no underwriter in connection with this offering.

Until such time as a minimum of proceeds is obtained by the Company, proceeds will be deposited in escrow at Community First Bank and promptly returned to investors with ~~certain~~up to and including a maximum of 1% interest in the event that the minimum is not sold during the offering period which shall be until ~~twelve months after~~ the termination date ~~hereof,~~of December 31, 2004, unless extended ~~as permitted under applicable law.~~by the Company until December 31, 2005.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE BELOW RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

DISCOUNT AND COMMISSIONS

~~Underwriting~~	Price to Public	Discount and Commissions	Proceeds to Issuer or other persons
Per Unit	(minimum) $1,000	$0	$1,000
Total	$5,000,000	$0	$5,000,000

MINIMUM AND MAXIMUM

	Price to Public	Underwriting discount and commissions	Proceeds to Issuer or other persons[1]
Total Minimum	$500,000	$0	$500,000
Total Maximum	$5,000,000	$0	$5,000,000

This offering has been registered for offer and sale in the following states:

[1] A breakdown of expenses to be paid from such proceeds is described below in the Section titled "Use of Proceeds."

~~State~~	~~State File No.~~	~~Effective Date~~
~~Maryland~~		

State	State File No.	Effective Date
Maryland		

TABLE OF CONTENTS

Page

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with financial statements and other attachments, consists of a total of 30242 pages.

A WARNING ABOUT FORWARD-LOOKING INFORMATION

THIS CIRCULAR CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "WILL," "BELIEVES," "PLANS," "ESTIMATES," "ANTICIPATES," "EXPECTS," "INTENDS," OR WORDS OF SIMILAR IMPORT. FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF PERFORMANCE. THEY INVOLVE RISKS, UNCERTAINTIES, AND ASSUMPTIONS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET

FORTH UNDER "RISK FACTORS" IN THIS CIRCULAR. MANAGEMENT OF THE COMPANY BELIEVES THESE FORWARD-LOOKING STATEMENTS ARE REASONABLE; HOWEVER, YOU SHOULD NOT PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON CURRENT EXPECTATIONS.

~~COMPANY~~GENERAL BUSINESS

~~A. General Business Overview~~

Our Company was incorporated in the State of Maryland on May 10, 2000. However, we did not begin producing revenue until April of 2002. We are a mortgage banker and broker providing residential mortgage loans to consumers. ~~Generally, we intend to sell ninety-five percent of the mortgage loans that we have originated. The spread between origination price and the sale price is our operating revenue, and the five percent margin will be retained by us as income.~~We originate most mortgage loans with the intention to sell the loans in the secondary market for profit. Specifically, over 95% of the loans that we make are intended to be sold and less than 5% of the mortgage loans that we originate are intended to be kept in our loan portfolio. We utilize warehouse lines of credit (as described below) to fund those loans that we sell within 60 days of origination. The loans that are sold are usually sold with between 1% and 4% of gross profit, and the loans that we hold in our portfolio earn interest in excess of 12%.

Our mortgage loans are produced from two origination channels. The first origination channel is from our ~~affiliate~~affiliated retail branches (as described below) that produce loans directly from consumers obtaining first or second mortgages. As of the date of this offering, we have twenty-~~two~~eight affiliate branches in Maryland, Pennsylvania, Virginia, and Ohio with sixty-one loan officers in total. Each loan officer originates loans using the Company's loan programs. Each branch pays certain fees to us for each loan~~. The fees~~, which vary depending on the loan program and loan size.

The second origination channel of mortgage loans is ~~the wholesale department. As of the date of this offering, thirteen account executives originate loans from brokers in the~~from our wholesale division~~. The wholesale department originates the loans form~~, where such loans are obtained from licensed mortgage brokers~~, which~~ that choose to use our ~~loan~~ programs. ~~As of the date of this Offering, we have branches operating in Maryland, Pennsylvania, Virginia, and Ohio.~~In contrast to loans originated from our retail division (where we make loans directly to customers) loans generated by our wholesale division are originated from mortgage brokers. As of the date of this offering, twenty-two account executives originate loans from brokers in our wholesale division.

Presently, the funds that we use to lend for mortgages are obtained by us through two ~~extremely~~ expensive warehouse lines of credit and the sales of mortgages, as described below. With the $~~1 Million~~500,000 to $5 Million that we anticipate raising through this ~~Offering~~offering of subordinated debt and the resultant ability to obtain less expensive warehouse lines of credit, we will have increased~~, as well as cheaper capital to lend.~~ capital, as well as have the ability to obtain cheaper capital to lend. Additionally, with the increased capital, we will have the capability of hiring additional loan officers, and account executives and opening new retail branches to increase our loan volume. Below, we discuss the milestones that we intend to reach as a result of this Offering.

RISK FACTORS

The below is a discussion (listed in the order of importance) of the risk factors which we consider to be the most substantial to an investor in this offering in view of all facts and circumstances, or which otherwise make this offering speculative or one of high risk. Specifically, you should be aware of those factors which constitute the greatest threat that your investment will be lost in whole, or in part, or not provide an adequate return. Before you invest in the offering as described in this circular, you should carefully consider these risk factors, as well as all other information contained in this offering circular.

A. Indebtedness that is Senior to the Notes Have Priority Over Our Obligations Under the Notes, Which May Affect Our Ability to Repay the Notes.

Your right to receive payments on the Notes will be junior to substantially all of our existing indebtedness, as well as all future borrowings such as future warehouse lines of credit that we will obtain. The Notes will be subordinated to the prior payment in full of all of our other debt obligations (for a listing of such debt which will take priority, please see the Description of Notes section below). However, the Notes will be senior to our financial obligations to our stockholders in that capacity. See "Description of Notes" below.

We do not currently intend to use any proceeds from the sale of the Notes to repay any of our senior indebtedness. In addition, we may incur substantial additional indebtedness in the future, which would also rank senior to your Notes. Because of the subordination provisions of the Notes, in the event of our bankruptcy, liquidation, or dissolution, our assets would be available to make payments to you under the Notes only after all payments had been made on all of our senior indebtedness. It is possible that sufficient assets may not remain (after all such senior payments have been made) to make any payments to you under the Notes, including payments of interest when due, or payments of principal upon maturity.

B. Substantial Indebtedness Could Prevent Us from Fulfilling Our Obligations Under the Notes.

Generally, substantial indebtedness could adversely affect our financial health, and prevent us from fulfilling our obligations under the Notes by:

- increasing our vulnerability to general adverse economic and industry conditions;
- requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing amounts available for working capital, capital expenditures, and other general corporate purposes;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- placing us at a competitive disadvantage compared to our competitors that have less debt; and
- limiting our ability to borrow additional funds.

Subject to limitations contained in our other outstanding debt obligations we may incur substantial additional indebtedness in the future. If we borrow more money, the risks to holders of the Notes could intensify.

C. No Trading Market For the Notes, Which May Make it Difficult to Transfer Your Notes, Which Limits Your Ability to Liquidate Your Investment.

Another risk that you should consider is that your ability to liquidate your investment is limited because the lack of a trading market, and the limitations and potential penalties on repurchase requests prior to the maturity of the Notes. Specifically, your Notes may not be transferred without giving us prior written notice, as described below in "Description of Notes." In addition, there will be no trading market for the Notes. Due to the restrictions on the transfer of the Notes, and the lack of a market for the sale of the Notes you might be unable to sell, pledge, or otherwise liquidate your investment. Additionally, repurchases of the Notes by us prior to maturity at the request of the holders of the Notes are subject to repurchase penalties.

D. The Notes will Include No Obligation for Us to Provide a Sinking Fund, Security, Insurance, or Any Other Guarantee of Our Obligations to Make Payments on the Notes Which May Limit Our Ability to Repay the Notes.

Unlike other types of debt which are secured by assets of the borrower, as well as a lien against certain receivables and general intangibles of such borrower, the Notes will not be secured by any of our assets. Moreover, we do not intend to contribute funds to a separate account (commonly known as a sinking fund) to make interest or principal payments on the Notes. Please keep in mind that the Notes are not certificates of deposit, or similar obligations of the Company, and are not guaranteed by, or insured by, any depository institution, the Federal Deposit Insurance Corporation, or any other governmental entity or private fund. The fact that the Notes do not include these features may limit our ability to repay the Notes.

E. We Are Subject to Many Restrictions in Our Other Outstanding Debt Which Limit Us From Engaging in Certain Transactions (Which Might Otherwise Allow Us To Obtain Additional Capital) Which May Limit Our Ability To Repay the Notes.

Our other outstanding debt obligations that have been issued impose significant operating and financial restrictions on us, and require us to meet certain financial tests. The restrictions set forth in our other debt obligations may significantly limit, or prohibit us from engaging in certain transactions, including the following:

- incurring or guaranteeing additional indebtedness;
- paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;
- making investments;
- creating liens on our assets;
- transferring or selling assets currently held by us; and
- engaging in mergers or consolidations.

These restrictions may limit our ability to execute our business strategy, and our ability to obtain additional sources of capital, which may limit our ability to repay the Notes. In addition, the failure to comply with any of the covenants of our other outstanding debt, the terms governing these Notes, or to maintain certain indebtedness ratios, would cause a default under our other outstanding debt agreements in effect at such time. A default, if not waived, could result in the acceleration of the related indebtedness, in which case such other outstanding debt would become immediately due and payable. A continuing default under, or acceleration of, any of our other debt, would likely cause a default under one or more of the other debt agreements that otherwise would not be in default, and in which case, all such related indebtedness could be accelerated. If this were to occur, we might not be able to repay our debt, or borrow sufficient funds to refinance our indebtedness. Even if new financing were to be available, it might not be on terms that would be acceptable to us, or such refinancing might not be sufficient to satisfy all of our indebtedness, as it becomes due. Complying with these covenants may cause us to take actions that are not favorable to holders of the Notes and may limit our ability to repay the Notes.

F. You Will Have Only Limited Protection Under the Terms of the Notes Because We Can Issue Additional Debt Which will be Senior to the Notes And There Are Limited Events of Default Which Might Limit Your Collection Rights Under the Notes.

Generally, in comparison to the restrictive covenants that are imposed on us by our other debt obligations, the Notes contain very minimal restrictions on our activities. Specifically, we will not be restricted from issuing additional debt senior to your Notes, or be required to maintain any ratios of assets to debt, which might increase the likelihood of timely payments of the Notes. Additionally, the terms of the Notes contain only limited events of default (other than our failure to pay principal and interest in a timely fashion). Accordingly, your collection rights under the Notes are limited. See "Description of Notes" section below.

G. Redemption by Us Prior to Maturity May Result in a Limited Return of Your Investment, and You May be Unable to Reinvest Such Proceeds at a Comparable Interest Rate.

We have the right to redeem any Note at any time prior to its stated maturity, upon 30 days written notice to you (see the "Description of Notes" section below). The Notes will be redeemed at 100% of the principal amount, plus accrued, but unpaid interest up to the redemption date. Any such redemption may have the effect of reducing the income or return that you may receive on an investment in the Notes, by reducing the term of the investment. Additionally, you may not be able to reinvest the proceeds of any such redemption of the Notes for the remainder of the original term of the redeemed Notes at an interest rate comparable to the rate paid on those Notes.

H. You May be Required to Pay Taxes on Accrued Interest on Notes Prior to Receiving Interest Payments.

If you choose to have interest on your Note paid at maturity and the term of your Note exceeds one year, you may be required to pay taxes on the accrued interest prior to our making any interest payments to you. You should consult your tax advisor to determine your tax obligations.

I. We Have a Limited Operating History Which May Make it Difficult for You to Evaluate Our Business and May Make it Difficult for Us to Accurately Forecast Future Revenues.

We have a short operating history, as we only began producing revenue in April of 2002. As a result, we have a limited operating history upon which you may evaluate our business and our prospects. Moreover, the short operating history might make it difficult for us to accurately forecast our future revenues and other operating results.

J. Our Inability to Raise the Minimum Amount of Funds to Achieve the Anticipated Milestones Could Negatively Impact Us Which Might Affect Our Ability to Repay the Notes.

If we only raise the minimum funds as a result of the Offering, or if we fail to raise such minimum funds, we might be delayed in achieving the milestones described in this Offering Circular, which would limit our profitability and our ability to repay the Notes.

K. Failure to Obtain or Renew our Licenses Would Negatively Impact Us and Might Affect Our Ability to Repay the Notes.

If we fail to obtain or renew our required licenses to conduct business as a mortgage broker and lender, we would be unable to continue to conduct business as mortgage lender and broker, and our business would fail, which would restrict our ability to repay the Notes. See the Licenses Section of the "Summary of Business" Section below.

L. A Dramatic Increase in Interest Rates May Negatively Impact Us and Affect Our Ability to Repay the Notes.

If interest rates increase dramatically in a short period of time, the results of this offering might be different than our expectations expressed in this Circular, and such an increase may have a negative impact on us and our ability to repay the Notes. However, we have anticipated gradual interest rates increases (which should not pose a risk to your investment; see our discussion below in the Management's Discussion and Analysis of Certain Relevant Factors in the Section entitled Company Growth).

M. Mismanagement of Our Company May Negatively Impact Us and Might Affect Our Ability to Repay the Notes.

If the officers or directors of our Company mismanage our company, the results of this Offering might be different than our expectations expressed in this Offering Circular, which might limit our profitability and our ability to repay the Notes.

N. Company Management Has Broad Discretion Over the Use of Proceeds Which May Affect Our Profitability Which May Affect Our Ability to Repay the Notes.

It is expected that we will use the proceeds from this offering primarily for general corporate purposes as discussed elsewhere in this offering circular, which may include the payment of general and administrative expenses. Because no specific allocation of the proceeds will be required (except as otherwise described herein), our management will have broad discretion in determining how the proceeds of the offering will be used. As stated elsewhere herein, our management does not intend to use the proceeds to reduce debt that is senior to the Notes.

O. Litigation May Negatively Impact Us and Might Affect Our Ability to Repay the Notes.

Future lawsuits against us might have a negative impact upon the profitability of our company. However, at this time, we are not involved in any litigation.

P. We May Not be Able to Sustain and Manage Growth, Which May Impact Us and Affect Our Ability to Repay the Notes.

In order to meet our strategic objectives, we plan to continue to expand our loan volumes (as described in the Section entitled "Management's Discussion and Analysis of Certain Relevant Risk Factors" below). Continued growth in this area depends largely on:

- our ability to attract borrowers and brokers that wish to use our loan programs;
- the availability of funding, including securitizations, on favorable terms;
- general economic and other factors such as the rate of inflation, unemployment levels, and dramatic increases of interest rates, which are beyond our control; and
- stability and growth in management.

Our continued growth also depends on our ability to manage this growth in loan volume effectively. Factors that affect our ability to successfully manage growth include:

- retaining and recruiting experienced management personnel;
- finding and adequately training new employees;
- cost-effectively expanding our facilities;
- growing and updating our management systems; and
- obtaining capital when needed.

Q. Our Profitability and Ability to Grow is Dependent on Our Warehouse Lines of Credit, and if such Funding Sources are Disrupted, We Would Be Negatively Impacted Which May Prevent the Repayment of the Notes.

We rely in part on our warehouse lines of credit to fund our operations and growth. If we breach any of our covenants under our warehouse lines of credit, including various financial covenants, the lenders may terminate those credit lines. Disruptions in the securitization market could negatively affect our ability to comply with these covenants, and therefore our ability to borrow or replace these facilities could be adversely affected, which would reduce our profitability, thereby making it more difficult for us to repay the Notes.

R. Poor Performing Mortgage Loans May Negatively Impact Us and Might Affect Our Ability to Repay the Notes.

The poor performance of our mortgage loans (which we hold in our loan portfolio as described herein) might have a negative impact upon the profitability of our Company, which might affect our ability to repay the Notes.

S. Due to Intense Competition Among Mortgage Lenders, We May Not be Able to Compete Successfully, Which May Negatively Impact Us and Our Ability to Repay the Notes.

We face intense and increasing competition from numerous mortgage companies, many of which have greater resources than us. Increased competition would make it more difficult for us to originate loans, which would reduce our profitability, thereby making it harder for us to repay the Notes. For a further discussion of our competition, see the Section below entitled "Market Competition".

T. The Terms of the Notes May Not Satisfy Your Investment Needs.

In addition to the risks discussed above, the characteristics of the Notes, including maturity, the interest rate, and the lack of liquidity, may not satisfy your investment objectives, or otherwise be a suitable investment for you based on your ability to withstand a loss of interest or principal, or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience, and other factors. See "Description of Notes" below.

SUMMARY OF COMPANY BUSINESS

A. Current and Future Production by Division

In its first year of operation, for the year ending 2002, we originated (either as a lender, or as a broker) over $200 Million in mortgage loans. During 2003, we originated approximately $425 Million in mortgage loans as a result of our retail branches and our wholesale account executives. Of the originated loans listed above, we acted as the lender for 85% of all such loans, and we brokered 15% to other lenders.

The year 2003 was a year of growth for us. At the beginning of 2003, we had 11 retail branches; we now have 28 branches, which produce over 125 loans a month with monthly averages of loan volume between $18 and $25 Million (which has produced between $150,000 and $270,000 in monthly revenues to our corporate office, which such revenue is separate and distinct from the revenue earned by our affiliated retail branches, which is retained by such branches, as described below). Additionally, in the beginning of 2003, we had 6 wholesale account executives (in our wholesale division); we now have 22 account executives, with monthly averages between $10 and $14 Million in loan volumes (which has produced between $300,000 and $440,000 in monthly revenues). For the month of October of 2003, our wholesale division generated over $12 Million Dollars in loan volume, and our retail branches generated over $24 Million in loan volumes. The revenue and profit earned by each division for October is set forth below.

We intend to have 60 branches in our retail division by the end of 2004, which should generate $54 Million in monthly loan volumes. Additionally, we intend to hire an additional 20 account executives in 2004 in our wholesale division, which should generate $40 Million in monthly loan volume in our wholesale division by the end of 2004.

With the above additional branches and staff, we expect to originate between $800 Million and $1 Billion of mortgage loans in 2004. Although interest rates have recently started to rise, this projection is based upon our growth in sales and production staff, which, we believe, will increase our revenue and offset any decline in revenue that might be incurred by higher interest rates. See the discussion below in the section titled Management's Discussion and Analysis of Certain Relevant Factors.

B. Revenue from Each of Our Divisions

At the time of this offering, the breakdown of production by each of our divisions is as discussed above. The revenue and net profit of each of our divisions for August, September, and October of 2003 are as follows (as mentioned above, the revenue to our "Corporate Office" does not include such revenue retained by the retail branches; the financial arrangement of the branches is described below in the section titled "Bay Capital Branches"):

Month	Revenue to Corporate Office		Net profit	
	Branch	Wholesale	Branch	Wholesale
August	$267,074	$379,002	$85,930	$30,191
September	$219,373	$311,811	$27,543	($86,130)
October	$159,555	$436,494	($5,018)	$57,621

C. The Marketing Strategy

As explained in the Management's Discussion and Analysis of Certain Relevant Factors section of this circular, our marketing strategy is to increase the two channels of our loans with the additional capital raised through this offering by obtaining less expensive warehouse lines of credit and expanding our retail and wholesale divisions, as discussed below.

The strategy for growth will require adding two new branches each month. This will be accomplished by several efforts, including tradeshows, broker shows, lender fairs, Internet, trade publications, direct mail, and other forms of marketing.

The strategy for growing the wholesale channel is to hire account executives in each market area to work with new brokers to send their loans to us. Regional managers will also be required to manage every ten account executives.

D. Loan Programs

We act as the lender by making loans in connection with many different residential mortgage loan programs that include (without limitation) the following:

1. Conforming Loans;
2. Non-Conforming Loans;
3. Jumbo Loans;
4. Sub-Prime Loans;
5. Construction Loans;
6. Renovation Loans;
7. Second Mortgages;
8. Adjustable Rate Loans;
9. Fixed Rate Loans;
10. Balloon Loans;
11. FHA Loans; and
12. VA Loans.

We publish rate sheets that include most of the loan programs listed above, in order to provide a complete menu of products for the affiliate retail branches and the mortgage brokers contacted through our wholesale division. The rates typically change daily, as the market conditions fluctuate.

E. Licenses

We are a licensed mortgage ~~company~~broker and lender, governed by various governmental agencies, as discussed below.

Each ~~State~~state in which we do business requires us to be registered and licensed by that state to make consumer and real estate loans. Additionally, we make government insured loans that require that we be approved by the Department of Housing and Urban Development, as well as the Veterans Administration, as applicable. The approvals from these agencies were obtained in July of 2002, and are renewed annually.

Specifically, we are licensed to act as a lender and/or mortgage broker in the following states: Colorado, Connecticut, ~~Colorado,~~ Delaware, Florida, Indiana, Kentucky, Maryland, ~~Maine,~~ Michigan, Missouri, ~~Montana,~~ North Carolina, Ohio, and Pennsylvania~~, South Carolina, Tennessee, Texas, and Virginia~~.

It is ~~intended~~expected that we will become licensed in ~~thirty-one~~all fifty states ~~by December 31, 2003. Our~~in the near future. However, our plan is to focus on the states located on the east coast during the twelve months following the date of this ~~circular. By December 31, 2003, we plan to originate loans via branches, as well as via the wholesale channel (as described above) in all east coast states.~~offering.

In the event that we are unable to obtain a license (or a renewal thereof), or have a license suspended or revoked, there would be a negative impact on our operating expectations. However, to date, we have never been denied a license, or had the same suspended or revoked.

Additionally, we are qualified to conduct business in the following ~~States:~~states: California, Colorado, Connecticut, ~~Colorado~~District of Columbia, Delaware, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Maine, Michigan, Missouri, Mississippi, ~~Montana,~~ North Carolina, New Hampshire, Ohio, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, ~~and~~ Virginia, Vermont, Wisconsin, West Virginia, and Massachusetts.

~~C. Loan Programs~~

~~We provide many different residential mortgage loan programs that include (without limitation) the following:~~

1. ~~Conforming Loans;~~
2. ~~Non-Conforming Loans;~~
3. ~~Jumbo Loans;~~
4. ~~Sub-Prime Loans;~~
5. ~~Construction Loans;~~
6. ~~Renovation Loans;~~
7. ~~Second Mortgages;~~
8. ~~Adjustable Rate Loans;~~
9. ~~Fixed Rate Loans;~~
10. ~~Balloon Loans;~~
11. ~~FHA Loans; and~~

~~12. VA Loans.We publish rate sheets that include most of the loan programs listed above, in order to provide a complete menu of products for the affiliate branches and mortgage brokers to sell to the consumers. The rates typically change daily, as the market conditions fluctuate.~~

~~D~~E. Market Competition

~~As~~Although interest rates have begun to rise in the recent months, mortgage interest rates still have been at a thirty-year low, and many lenders have grown rapidly and achieved much success. We are positioned to compete on two levels. The first level includes loans with low interest rates that are available for a borrower that has qualifying credit and debt ratios (such loans are called prime rate loans). The second level includes loans with higher rates for the borrower that cannot qualify for the low interest ~~rate~~rates, due to poor credit or a high debt to income ratio. ~~This~~These higher ~~rate~~rates will range from a rate just higher than the (low) market rate, to a rate substantially higher than the market interest rate. The term used for loans in connection with the credit-impaired market is called "sub-prime loans".

We consider the following companies to be our primary competition:

Conforming Market

Wells Fargo
Countrywide
Indymac
Columbia National Bank
First Nationwide

Sub-Prime

Ameriquest
Option One
Accredited
Decision One
Wilmington National
Saxon
Equifirst

Typically, our retail division focuses upon prime rate loans (also known as "A Paper" in our industry) and our wholesale division focuses upon sub-prime rate loans (also known as "BCD Paper" in our industry).

In addition to competing on the two levels discussed above, we believe that we offer competitive customer service to our customers~~.~~, as described below.

Although most of our competition consists of larger organizations, which are backed by large banks, this is not a hindrance in capturing market share from our competition; our strategy is not to be the biggest lender, but to deliver consistent service and competitive interest rates. The market has hundreds of mortgage lenders competing for the same loan. The market~~,~~for loans is very competitive, and each lender must have great service, competitive loan programs, and market rates. Most lenders offer similar loan programs with similar interest rates. The only difference between such competing lenders is the service provided by each company.

E. Current and Future Production

In its first year of operation, for the year ending 2002, we originated over $200 Million in mortgage loans. We are focused on originating over $500 Million in mortgage loans for 2003 (with over $221 million having been originated in the first half of 2003) and expect to originate $1 Billion of mortgage loans in 2004.

F. Current Production by Division

At the time of this offering, the breakdown of production by each of our divisions is as follows:

Revenue from affiliate branches (retail lending) comprises approximately eighty percent of the total production (or approximately $28 Million per month). Revenue from wholesale production comprises twenty percent of the total production (or approximately the total of $5 Million Dollars per month).

In the Fourth quarter of 2002, we originated $85 Million in mortgage loans, twenty percent of which was brokered to other lenders, and eighty percent was funded by us, and subsequently sold to other mortgage companies.

G. Marketing Strategy

Our marketing strategy is to increase the two channels of our loans by the additional capital raised through this Offering and hereafter, less expensive warehouse lines of credit and based on the following chart:

We provide superior customer service. For example, we require that the underwriter of each loan speak to the applicable loan officer within 24 hours after a loan application is submitted. This requirement creates a higher level of service than other mortgage lenders; typically for loans through other mortgage lenders, the underwriter is not in contact with the other parties involved in the loan process. Additionally, we offer our customers an expedited closing process: we have the capability to close a loan 48 hours after we receive the loan application. Typically, our competitors take a week (or longer) to complete that same closing process.

G. Compensation of Account Executives

Our account executives (in our wholesale division) are paid on commission, with a guaranteed minimum draw amount of $2,000.

H. Bay Capital Branches

As mentioned above, we have branches in Maryland, Pennsylvania, Virginia, and Ohio. We do not own these branches (with the exception of our branch in Ohio). Rather, each branch is its own profit center, and, similar to a franchise relationship, we receive certain fees on all loans. Additionally, we earn between 35BPS (basis points: 100 basis points equals 1%) and 300BPS depending on the loan product. Although we do not actually support the branches financially (all expenses are paid from the revenue of each branch, as discussed below), we do provide the support system in exchange for the loans that eventually are sold in the secondary market.

Specifically, once an individual applies and is approved as a branch manager, the manager has the authority to manage the profit and loss of their operations (including the hiring, firing, staffing, marketing, and the day-to-day operations of the branch operations). Our corporate office handles all payroll, licensing, human resources, legal, loan products, underwriting, closing, and funding. The branches act as originators for loans that they make, and they utilize our Bay Capital rate sheets. Once a loan officer at the branch has taken a loan application, the loan is turned over to our corporate office to be underwritten, processed, closed, and funded.

BAY CAPITAL CORPORATION GROWTH CHART

Unit	Jun-02 Units	Jun-02 Volume	Jul-02 Units	Jul-02 Volume	Aug-02 Units	Aug-02 Volume	Sep-02 Units	Sep-02 Volume	Oct-02 Units	Oct-02 Volume
Retail	42	$5,137,608.00	41	$5,365,258.00	48	$7,290,007.00	33	$4,967,110.00	51	$8,055,225.00
Wholesale	30	$3,253,552.00	17	$1,768,485.00	25	$3,270,940.00	53	$6,368,100.00	38	$3,448,125.00
Branch	27	$4,737,110.00	38	$7,267,687.00	74	$12,278,507.00	64	$11,877,704.00	111	$20,235,542.00
TOTAL	99	$13,128,270.00	96	$14,401,430.00	147	$22,839,454.00	150	$23,212,914.00	200	$31,738,892.00

Unit	Nov-02 Units	Nov-02 Volume	Dec-02 Units	Dec-02 Volume	Jan-03 Units	Jan-03 Volume	Feb-03 Units	Feb-03 Volume	Mar-03 Units	Mar-03 Volume
Wholesale	38	$5,476,500	35	$ 5,362,080.00	24	$4,374,120.00	31	$4,421,350	40	$6,667,570.00
Branch	137	$22,548,661.00	121	$ 20,059,473.00	144	$22,958,242.00	123	$23,880,966	161	$30,454,844.00
TOTAL	175	$28,025,161.00	156	$ 25,421,553.00	168	$27,332,362.00	154	$28,302,316	201	$37,122,414.00

Unit	Apr-03 Units	Apr-03 Volume	May-03 Units	May-03 Volume	Jun-03 Units	Jun-03 Volume	Jul-03 projected Units	Jul-03 projected Volume	Aug-03 projected Units	Aug-03 projected Volume
Wholesale	30	$6,507,717.00	55	$7,442,245.00	71	$13,362,092.00	69	$11,342,040.00	75	$13,000,000.00
Branch	161	$35,606,808.00	170	$33,042,723.00	172	$32,714,087.00	175	$33,000,000.00	170	$30,000,000.00
Total	201	$42,114,525.00	225	$40,484,968.00	243	$46,076,179.00	244	$43,342,040.00	245	$43,000,000.00
	Sep-03 projected		Oct. 03 projected		Nov-03 projected		Dec. 03 projected			

Unit	Units	Volume	Units	Volume	Units	Volume	Units	Volume
~~Wholesale~~	~~82~~	~~$14,760,000.00~~	~~90~~	~~$16,200,000.00~~	~~110~~	~~$19,800,000.00~~	~~125~~	~~$22,500,000.00~~
~~Branch~~	~~160~~	~~$32,000,000.00~~	~~170~~	~~$33,000,000.00~~	~~180~~	~~$36,000,000.00~~	~~190~~	~~$38,000,000.00~~
~~Total~~	~~242~~	~~$46,760,000.00~~	~~280~~	~~$49,200,000.00~~	~~290~~	~~$55,800,000.00~~	~~315~~	~~$60,500,000.00~~

The strategy for growth will require adding two new branches each month. This will be accomplished by several efforts, including tradeshows, broker shows, lender fairs, Internet, trade publications, direct mail, and other forms of marketing.

The strategy for growing the wholesale channel is to hire account executives in each market area to work with new brokers to send their loans to us. Regional managers will also be required to manage every ten account executives.

Each new account executive should produce five or more new loans per month.

Once a loan is funded, the branch receives the points and fees on the loan. The points and fees are deposited into the branch checking account, which is separate from our corporate bank account. All of the expenses and certain fees of each branch are paid from each of the branch's checking account and the balance remaining in each Branch account at the end of each month is the branch profits which are paid to the Branch Manager. However, each of the branch-originated loans are owned by Bay Capital; and, as discussed above, we sell most of our loans on the secondary market to other investors at a profit. For example, to illustrate how we generate revenue from our branch operations, if a branch makes a $100,000 loan and charges 2 points and $500.00 in fees, when the loan closes, the branch earned $2,000 in points and $500.00 in fees for a total of $2,500. We would fund such a loan and sell the loan to other investors for $101,000.00 or a $1,000 net profit to corporate (in addition to certain other fees we receive from the retail branch for each closed loan). The branch earned $2,500 gross and then would submit branch bills and certain Bay Capital fees to be paid out of the $2,500 earned. If the branch pays $1,000 in bills and fees, the branch profits would be $1,500, which is payable to the Branch Manager at the end of each month.

H. I. Employees

The Company's employee roster as of September 1, the end of 2003 was as follows:

Total staff = 149 191

Branch (retail) sales staff = 89 116

Wholesale sales staff = 19 42

Support staff = 41 33

Of these employees, 171 were full-time employees.

I J. Company Leased Property

Our principal properties include the following leased locations which we use as office space:

10811 Red Run Boulevard
Suite 200
Owings Mills, Maryland 21117
(Company headquarters)

3821 Little York Road
Dayton, Ohio 45414

JK. Company Anticipated Milestones for Necessary Growth

As mentioned above, we were not profitable during fiscal year ending December 2002. Listed below (in chronological order) are several milestones that we must reach in order to become profitableincrease our profitability following the closing of the offering. The expected method by which we will achieve the milestones is also set forth below:

Milestone	Expected Method of Achievement	Number of Days After Receipt of Proceeds When Milestone Should be Accomplished
Wholesale - $10 Million per month	12 producing account executives	30 days from receipt of proceeds
Branch operators $30 Million per month loan volume	20 producing branches	60 days from receipt of proceeds
$100 Thousand net profit per month	$12 Million - Wholesale $30 Million - Branch	90 days from receipt of proceeds
Branch operations - $35 Million per month; Wholesale - $15 Million per month	25 Branches 22 Producing account executives	120 days from receipt of proceeds
$70 Million total production closed in month	$50 Million from branches - requires 30 branches $20 Million from wholesale lending - requires 30 account executives	150 days from receipt of proceeds
$100 Million total product closed per month	$70 Million from branches - 40 branches $30 Million from Wholesale - 40 Account Executives	240 days from receipt of proceeds

Milestone	Expected Method of Achievement	Number of Days After Receipt of Proceeds When Milestone Should be Accomplished	$ Required For Each Milestone
Branch Operations - $30 Million per month; Wholesale - $20 Million per month	25 Branches 25 Producing Account Executives	30 days from receipt of proceeds	$100,000 $200,000

Branch Operations – $45 Million per month;	40 Branches	150 days from receipt of proceeds	$400,000
Wholesale – $30 Million per month	35 Account Executives		$400,000
Wholesale – $40 Million	45 Account Executives	360 days from receipt of proceeds	$600,000
Over $80 Million in total	50 Branches 45 Account Executives	360 days	$600,000

As discussed above, our primary objective is to grow closed loan volume within ~~twelve~~12 months after the offering. Our profitability will improve with increased closed loan volumes, as the closings-per-employee ratio improves. However, delays in achieving the defined closed loan volumes will affect profitability and liquidity. At the time of this offering, we have been averaging over $30 Million in loan volume per month, ~~however,~~and the proportion of conforming loans to sub-prime loans is ~~eighty~~sixty percent conforming loans, and ~~twenty~~forty percent sub -prime loans. The closed loan volume targets are an important objective, however the ratio of conforming loans to sub-prime loans is more important, as the profit margins are higher with sub-prime loans.

After reviewing the nature and timing of each milestone set forth above, we advise you to reflect upon whether achievement of each milestone within the applicable estimated time frame is realistic. You should further assess the consequences of delays or failure of achievement of the milestones~~,~~ in making your investment decision.

L. Cost of Expansion of Branches

As discussed above, we do not own the Bay Capital retail branches. All expenses associated with such branches are satisfied with the revenue of each such branch. However, as new branches are opened and additional account executives in our wholesale division are hired, we have expenses associated with expanding our corporate infrastructure to process the loans generated by such additional branches and account executives. Specifically, each of our loan processors has the capacity to process twenty (20) loans each month. Therefore, for each additional four to five account executives, or each additional four to five branches that we add, we will hire an additional processor for our corporate office. The average annual salary of each such processor is approximately $40,000. Additionally, in order to expand our divisions, we incur certain marketing expenses. Our expected costs of expansion is set forth above in the Company Anticipated Milestones Sections. Of course, such additional costs shall be offset by the revenue generated by such expansion.

M. Our Warehouse Lines of Credit

In order to fund the loans originated from our retail division and our wholesale division, we have in place two lines of credit (known as "warehouse lines of credit"), whereby we take out short-term loans (not exceeding 60 days) to fund the retail and wholesale loans, and over 95% of these loans are then sold and the lines of credit are paid in full within sixty (60) days of the loan closing. At this time, the warehouse lines of credit that we utilize are with First Tennessee Bank Warehouse Lending and First Collateral Warehouse Lending.

N. Directors and Officers Participation in this Offering

We do not expect for the Company officers and directors to purchase the Notes in connection with this Offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

A. Company Growth

~~As of March 31, 2002,~~Recently, the interest rate environment ~~was~~has been at a thirty-year low. This ~~has~~ caused a surge in re-~~-~~financing and new loans among homeowners. This surge will not last indefinitely, and ~~within a period of time~~ the interest rates ~~will~~have started to increase in the recent months and will continue to increase, which will cause a projected 50% slowdown of re-financings~~. It~~ over the coming six months. Therefore, it is important that we grow in wholesale staff and retail branches in order to offset the ~~eventual~~ decrease in re-financings. ~~For this reason, we have adopted a rapid growth strategy during 2003. In January of 2003, we had sixteen branches, with a total revenue of $20 Million per month, and seven wholesale account executives. With this size staff, the Company closed $27 Million in loans for the month of January. It is necessary for the Company to grow its staff to forty branches and forty account executives by year-end of 2003, thereby causing loan volume to exceed $75 Million per month. This~~We expect that this offering will allow our growth to reach 60 branches and 50 Wholesale Account Executives by the end of 2004. Therefore, as explained below, this expansion should produce the $80 Million per month objective, and $800 Million to $1 Billion of loans volume during 2004, regardless of rising interest rates. The $80 Million loan volume a month should generate $2.5 Million in revenue resulting in an additional $500,000 in net income per month. The personnel growth should insulate the Company from a decrease in ~~re-financings~~loans as a result of the increased interest rates. To understand our projections, it is necessary to consider all of our origination platforms.

During the recent months, as the interest rates rose, our retail division's loan production decreased. However, our wholesale division's production actually increased. As stated above, our retail division and our wholesale division focuses upon different types of borrowers: our retail units focus upon prime rate loans ("A paper"), while our wholesale unit focuses upon sub-prime loans ("BCD paper"). Accordingly, our retail division has been impacted more than our wholesale division by the rising interest rates, as our wholesale division is already predominantly involved in higher rate loans.

In reality, we always projected interest rates to rise. Accordingly, we have planned to increase the number of retail branches so that the decrease in loan volume at each branch due to the rising interest rates would be offset by the increased number of branches. Our goal has always been to stabilize our monthly loan volume, not necessarily to increase it. Our monthly objective has been between $40-$50 Million per month in each of our units, branch and wholesale. During this past year, our retail unit grew much faster than projected due to very low interest rates, while the wholesale unit was slow to grow. As of the end of 2003, our retail loan volume remained steady at between $18-$25 Million of monthly loan volume, which should slowly increase throughout the year of 2004 to our target of $40-$50 Million. Our wholesale unit started out at the beginning of 2003 with 30 closed loans which had a volume of $3 Million of closed loan volume, and ended the year of 2003 at 110 closed loans for $19 Million of closed loan volume. These 2003 figures for our wholesale division reflect a 600% increase. It is projected that the wholesale unit will continue to grow during 2004; nevertheless, a conservative growth of 100% to $40 Million of closed loan volume by the end of 2004 should easily be achieved.

We had 6 wholesale account executives in January of 2003 and had 22 in December of 2003. We will easily be able to hire an additional 20 Account Executives in 2004; with this additional sales staff, reaching 40 million in wholesale loan originations per month by December 2004 should be achieved. The average number of loans generated in the wholesale division is 4-5 loans for each month for each account executive, and each loan is equal to an average amount of $180,000; monthly, account executives generate at least $900,000 in loan volume. Therefore, each additional account executive can increase the loan volume by $900,000 a month; 10 additional account executives should generate an additional 50 loans per month, or $9 Million in monthly loan volume.

Average monthly production from a branch is 5 loans for $900,000. As new branches are brought on, we expect monthly loan volumes to increase by $900,000 for each new branch. Of course, some branches produce a much higher volume--our largest producing Bay Capital branch closes on average $8 Million per month. In fact, as stated above, we started 2003 with 11 Branches and ended 2003 with 28 branches. This is a growth of 2.5 times. During the months at the end of 2003, we have added an average of 2 new branches per month, which has produced an average of 16 loans per month. Our projections for 2004 is to add 2 new branches for each month in order to end the year of 2004 with 60 branches total, which should produce an additional $54 Million in monthly loan volumes or $900,000 of loan volume per branch each month.

In sum, the key to our success is our ability to grow retail branches and wholesale sales staff that cause a higher volume of loans to close each month until an excess of $80 million a month is achieved.

This Offering further supports our overall growth strategy by providing the capital base necessary for such rapid growth~~.~~. The costs associated with expanding our retail branch and wholesale divisions is set forth above in the Company Anticipated Milestones for Necessary Growth Section.

B. Explanation of Previous Company Losses and Future Steps Taken to Avoid Such Losses

For our first fiscal year of operations, which ended December 31, 2002, we reported a net loss of $198,952. This loss was a result of ~~several~~certain factors ~~that~~(as discussed below) that has been changed and will be changed after the closing of the offering, which will allow ~~the~~ profits to increase in fiscal year ~~2003~~2004 and beyond.

One negative factor which caused this loss is that we had operated with certain ~~of lenders that~~warehouse lines of credit from warehouse lenders, that lent us the requisite funds for 90 days to fund loans until those loans were sold to other investors. These warehouse lenders charged an average cost of six and ninety-five hundredth's percent (6.95%) for 2002. Other warehouse lines of credit from other warehouse lenders ~~charge~~charged during that time libor + 300 BPS (basis points; 100 basis points equal 1%), which would have resulted in a cost of only 4.63%. Using other warehouse lenders would have saved us over two percent (2%) annually on our outstanding balance. This offering provides us with additional capital that will be used to negotiate less expensive warehouse ~~loans~~lines of credit, which will have a substantial positive financial impact on the net income for fiscal ~~years 2003 and~~year 2004.

In addition to the net interest rate adjustment, the typical warehouse lender charges between $50.00 to $75.00 per loan. Accordingly, using a different warehouse lender would have saved us on average $100.00 per loan, as the per loan charge by the banks that we used was between $125 to $275 per loan warehoused (i.e., for each loan). One thousand twenty three (1,023) loans were warehoused in fiscal year 2002. At an average of $100.00 savings per loan, we would have earned an additional $102,300 in 2002. This offering provides us with additional capital that will be used to negotiate less expensive warehouse ~~loans~~lines of credit, which would have a substantial positive financial impact on the net income for fiscal ~~years 2003 and~~year 2004. In addition to the interest rate spread discussed above, and the per loan charge savings, we would have earned over $340,000 in additional revenue in fiscal year 2002.

As of the date of this Offering Circular, we have already replaced the warehouse loans with less expensive interest and fees. As a result of this Offering, we anticipate obtaining warehouse lines of credit that are even more inexpensive. It is anticipated that the net interest margin will increase from a loss of $27,000 in fiscal year 2002, to aan estimated gain of $180,000 in fiscal year 2003, and $360,000 in fiscal year 2004.

Additionally, the net loss in 2002 was also caused by certain start-up costs, which are non-recurring expenses. These start-up expenses included: staff recruitment expenses, software expense, and initial legal expenses. Moreover, it is important to note that during the initial year, we did not have a large enough loan volume to support our overhead expenses. Of course, at the present time, our loan volume supports all of our overhead expenses.

C. Existing Gross Margin as a Percentage of Sales for Last Fiscal YearMargins on Loans

TheAs explained before, the Company originates prime mortgages (FNMA, FHLMC, FHA, VA) and sub-prime mortgages (for the income or credit impaired). Eighty percent of all of our originated loans are prime loans made to prime borrowers, twenty percent of loans are sub-prime.The income spread on Prime loans is typically 50-60 BPS (as explained above, BPS stands for basis points; 100 basis points equate to 1% of the principal balance of the loan). The spread on sub-prime to prime loans is typically 250-400 BPS. As mentioned above, as more sub-prime loans are produced, more profits can be earned by the Company. Our overall business strategy is to increase the number of sub-prime loans from an 80/20 ratio (prime loans / sub-prime loans) to a 60/40 ratio. Accordingly, gross and net profit margins will be effected by this percentage change of prime to sub-prime loans.existing ratio of prime loans/sub-prime loans is 60/40.

D. Nature of Accounts Payable and Accounts Receivable and Relationship Between Large Amount of Receivables and the Much Smaller Amount of the Company's Total Revenue

The accounts payable in our balance sheet reflect ordinary trade payables (without delinquencies) that occur in the normal course of our business. Additionally, our balance sheet reflects a higher amount of accounts receivable in comparison to loan revenues. The reason is because our receivables are mortgage receivables and are secured by liens on the mortgaged property. Furthermore, the majority of loans are sold within 60 days. Given the industry in which we operate, it is common for accounts receivable to be significantly higher in comparison to revenues. Such account receivables are not aged and no allowance is provided for difficulty in collection. As a mortgage lender, we buy and sell mortgages, and our receivables represent the inventory of loans that have not yet been sold to third parties.

E. Statistical Disclosure

The statistical information on Bay Capital set forth in the following sections is furnished pursuant to Industry Guide 3 under the Secondary Exchange Act:

I. Distribution of Assets, Liabilities, and Stockholders' Equity; Interest Rates and Interest Differential

Information required by this section of Guide 3 is presented below:

BAY CAPITAL CORPORATION
MONTHLY AVERAGE BALANCES, INTEREST INCOME/EXPENSE AND AVERAGE YIELDS EARNED AND RATES PAID

	2003					2002			
	Average Balances		Annualized Interest Income/ Expense		Yields/ Rates	Average Balances		Interest Income/ Expense	Yields/ Rates
Assets									
Interest-earning assets									
Accounts receivable - loans	$ 18,749,755	(3)	$ 1,099,046	(2)	5.86%	$ 9,015,136	(3)	$ 426,701	4.73%
Other assets									
Cash & equivalents	453,838					177,246			
Accounts receivable - other	94,146					141,990			
Property & equipment	226,658					210,218			
Total assets	$ 19,524,397					$ 9,544,590			
Liabilities and Stockholder's Equity									
Interest-bearing liabilities									
Warehouse lines of credit	$ 17,745,218	(3)	987,059	(2)	5.56%	8,235,148	(3)	357,741	4.34%
Other liabilities									
Accounts payable	158,468					81,173			
Accrued expenses	15,936					32,391			
Total liabilities	17,919,622					8,348,712			
Stockholder's Equity	1,604,775					1,195,878			
Total liabilities and stockholder's equity	$ 19,524,397					$ 9,544,590			
Interest rate spread					0.06%				0.39%
Net interest income			$ 30,984					$ 68,960	
Net interest margin (1)					0.17%				0.76%

Notes

(1) Net interest margin equals net interest income divided by interest-earning assets.

(2) Interest income and expense includes $607,944 (annualized to $729,533) and $540,441 (annualized to $648,529), respectively, which are included in branch revenues in the company's financial statements.

(3) Average assets and liabilities have been computed using month-end balances because daily balances are not available. Balances in accounts receivable from loan originations and the related funding from the warehouse lines are higher at the end of the month and beginning of the following month because of the nature of the loan closing cycle. Therefore, computing averages for the periods using month-end balances produces higher average balances than if daily balances were used. Consequently, it is also not practicable to compute the analysis of changes in net interest income caused by changes in volume and changes in interest rates.

II. Securities Portfolio

The Company has not held any significant investment obligations of: (1) The U.S. Treasury or other U.S. Government agencies and corporations; (2) States of the U.S. and political subdivisions; or (3) other securities including bonds, notes, debentures and stock of business corporations, foreign governments and political subdivisions, inter-governmental agencies, or the Federal Reserve Bank.

III. Loan Portfolio

The Company only holds residential mortgage loans. The other statistical information required by Industry Guide 3, in connection with the maturities and sensitivities of loans to changes of interest rates is not applicable, as we sell most of our mortgage loans. Additionally, the risk elements disclosure required under Industry Guide 3 are not applicable, as all loans are deemed to be current and not at risk because most of our loans are sold to third parties.

IV. Summary of Loan Loss Experience.

The statistical information required under this section of Industry Guide 3 is not applicable, as most of our loans are sold after closing, as discussed in the footnotes to our financial statements.

V. Deposits.

This section of Industry Guide 3 is not applicable as we hold no deposits.

VI. Return on Equity and Assets.

The information required by this section of Industry Guide 3 is set forth below:

	Ten Months Ended October 31, 2003		Year Ended December 31, 2002
Average assets	$ 19,524,398		$ 9,544,590
Average equity	1,604,775		1,195,878
Net income (loss)	534,669		(198,952)
Return on average assets (ROAA)	3.29%	(1)	-2.08%
Return on average equity (ROAE)	39.98%	(1)	-16.64%
Average equity to assets	8.22%		12.53%

(1) Return on average assets and return on average equity for the ten months ended October 31, 2003 have been annualized.

VII. Short-Term Borrowings.

The information required by this section of Industry Guide 3 is set forth below:

	Ten Months Ended October 31, 2003	Year Ended December 31, 2002
Maximum borrowing at any month end during the period	$ 26,082,632	$ 16,006,515
Average borrowings during the period	17,745,218	8,235,148
Outstanding borrowings at end of period (1)	8,739,163	$ 16,006,515
Weighted average interest rates at end of period	6.20%	6.72%

(1) All borrowings under warehouse lines of credit are at LIBOR plus a variable margin and are due annually on a revolving basis.

OTHER RELEVANT FACTORS

The following factors may be relevant to the price at which the securities are being offered hereunder:

Our net after-tax earnings (loss) for the last fiscal year (2002) was ($198,952.00) (or ($397.90) per share). $198,952.00.

Our net tangible book value was $1,266,785 (or $2,533.57 per share). For purposes of this value, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs, and similar intangible items) minus total liabilities.

RISK FACTORS

The below is a discussion (listed in the order of importance) of the risk factors which we consider to be the most substantial to an investor in this offering in view of all facts and circumstances, or which otherwise make this offering speculative or one of high risk. Specifically, you should be aware of those factors which constitute the greatest threat that your investment will be lost in whole, or in part, or not provide an adequate return. Before you invest in the offering as described in this circular, you should carefully consider these risk factors, as well as all other information contained in this offering circular.

A. Indebtedness that is Senior to the Notes Have Priority

Your right to receive payments on the Notes will be junior to substantially all of our existing indebtedness, as well as all future borrowings (such as the less expensive warehouse lines of credit and first collateral). For example, First Tennessee Bank (FTB) is one such lender. Additionally, the Notes will be subordinated to the prior payment in full of all of our other debt obligations. However, the Notes will be senior to our financial obligations to our stockholders in that capacity.

We do not currently intend to use any proceeds from the sale of the Notes to repay any of our senior indebtedness. In addition, we may incur substantial additional indebtedness in the future, which would also rank senior to your Notes. Because of the subordination provisions of the Notes, in the event of our bankruptcy, liquidation or dissolution, our assets would be available to make payments to you under the Notes only after all payments had been made on all of our senior indebtedness. It is possible that sufficient assets may not remain (after all such senior payments have been made) to make any payments to you under the Notes, including payments of interest when due, or payments of principal upon maturity.

Generally, substantial indebtedness could adversely affect our financial health, and prevent us from fulfilling our obligations under the Notes by:

- increasing our vulnerability to general adverse economic and industry conditions;
- requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing amounts available for working capital, capital expenditures and other general corporate purposes;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- placing us at a competitive disadvantage compared to our competitors that have less debt; and
- limiting our ability to borrow additional funds.

Additionally, subject to limitations contained in our other outstanding debt obligations we may incur substantial additional indebtedness in the future. If we borrow more money, the risks to holders of the Notes described above could intensify.

B. No Trading Market For the Notes, Which May Make it Difficult to Transfer Your Notes

Another risk that you should consider is that your ability to liquidate your investment is limited because of transfer restrictions, the lack of a trading market, and the limitations and potential penalties on repurchase requests prior to the maturity of the Notes. Specifically, your Notes may not be transferred without our prior written consent. In addition, there will be no trading market for the Notes. Due to the restrictions on the transfer of the Notes, and the lack of a market for the sale of the Notes (even if we permitted a transfer) you might be unable to sell, pledge, or otherwise liquidate your investment. Additionally, repurchases of the Notes by us prior to maturity at the request of the holders of the Notes are subject to repurchase penalties.

C. No Sinking Fund, Security, Insurance, or Guarantee of Our Obligation to Make Payments on the Notes

Unlike other types of debt which are secured by assets of the borrower, as well as a lien against certain receivables and general intangibles of such borrower, the Notes will not be secured by any of our assets.

Moreover, we do not intend to contribute funds to a separate account (commonly known as a sinking fund) to make interest or principal payments on the Notes. Please keep in mind that the Notes are not certificates of deposit, or similar obligations of the Company, and are not guaranteed, or insured by, any depository institution, the Federal Deposit Insurance Corporation, or any other governmental entity or private fund.

D. Notes Will Automatically Renew at Maturity Unless You Request Repayment

Unless you timely elect not to have your Note renewed, or unless we determine not to allow renewal, your Note will automatically renew for the same term as the maturing Note at an interest rate that may be different from your maturing rate. Additionally, the renewed Note will be subject to the same limitations and restrictions as your maturing Notes. Furthermore, the interest rate on the renewed Note may be lower than the interest rate of the original Notes. In addition, if you fail to notify us of your desire not to have your Notes renewed within the specified time period (as described in the Description of Notes set forth below), your Notes will automatically renew, and any requests for repurchases after the renewal of your Notes will be subject to early repurchase penalties, and the other limitations on the amount of Notes we will repurchase in any calendar quarter.

E. Company Management Has Broad Discretion Over the Use of Proceeds

It is expected that we will use the proceeds from this offering primarily for general corporate purposes as discussed elsewhere in this offering circular, which may include the payment of general and administrative expenses. Because no specific allocation of the proceeds will be required (except as otherwise described herein), our management will have broad discretion in determining how the proceeds of the offering will be used. As stated elsewhere herein, our management does not intend to use the proceeds to reduce debt that is senior to the Notes.

F. We are Subject to Many Restrictions in Our Other Outstanding Debt

Our other outstanding debt obligations that have been issued impose significant operating and financial restrictions on us, and require us to meet certain financial tests. The terms of the Notes also impose certain limited restrictions on our activities. The restrictions set forth in our other debt obligations as well as the terms of the Notes may significantly limit, or prohibit us from engaging in certain transactions, including the following:

- incurring or guaranteeing additional indebtedness;
- paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;
- making investments;
- creating liens on our assets;
- transferring or selling assets currently held by us; and
- engaging in mergers or consolidations.

These restrictions may limit our ability to execute our business strategy, and our ability to obtain additional sources of capital, which may limit our ability to repay the Notes. In addition, the failure to comply with any of the covenants of our other outstanding debt, the terms governing these Notes, or to maintain certain indebtedness ratios, would cause a default under our other outstanding debt agreements in effect at such time. A default, if not waived, could result in acceleration of the related indebtedness, in which case such other outstanding debt would become immediately due and payable. A continuing default under, or acceleration of, any of our other debt, or the terms governing the Notes would likely cause a default under one or more of the other debt agreements that otherwise would not be in default, and in which case, all such related indebtedness could be accelerated. If this were to occur, we might not be able to repay our debt, or borrow sufficient funds to refinance our indebtedness. Even if new financing were to be available, it might not be on terms that would be acceptable to us, or such refinancing might not be sufficient to satisfy all of our indebtedness, as it becomes due. Complying with these covenants may cause us to take actions that are not favorable to holders of the Notes.

G. You Will Have Only Limited Protection Under the Terms of the Notes

Generally, in comparison to the restrictive covenants that are imposed on us by our other debt obligations, the Notes contain very minimal restrictions on our activities. In addition, the terms of the Notes contains only limited events of default (other than our failure to pay principal and interest in a timely fashion). Therefore, because there are only very limited restrictions and limited events of default under the terms of the Notes, we will not be restricted from issuing additional debt senior to your Notes, or be required to maintain any ratios of assets to debt, which might increase the likelihood of timely payments of the Notes.

H. Redemption by Us Prior to Maturity May Result in Reinvestment Risk to You

We have the right to redeem any Note at any time prior to its stated maturity, upon 30 days written notice to you. The Notes will be redeemed at 100% of the principal amount, plus accrued, but unpaid interest up to the redemption date. Any such redemption may have the effect of reducing the income, or return that you may receive on an investment in the Notes, by reducing the term of the investment.

Additionally, you may not be able to reinvest the proceeds of any such redemption of the Notes for the remainder of the original term of the redeemed Notes at an interest rate comparable to the rate paid on those Notes.

I. You May be Required to Pay Taxes on Accrued Interest on Notes Prior to Receiving Interest Payments

If you choose to have interest on your Note paid at maturity and the term of your Note exceeds one year, you may be required to pay taxes on the accrued interest prior to our making any interest payments to you. You should consult your tax advisor to determine your tax obligations.

J. Other Factors Including Increased Interest Rates, and other Factors

Additionally, the following are factors which might cause the results of the offering to be different than our expectations expressed in this circular:

- Interest rates increase dramatically in a short period of time
- Mismanagement of our Company
- Poor performing mortgage loans

□ Litigation

In addition to the risks discussed above, the characteristics of the Notes, including maturity, the interest rate, and the lack of liquidity, may not satisfy your investment objectives, or otherwise be a suitable investment for you based on your ability to withstand a loss of interest or principal, or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience, and other factors.

Furthermore, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this offering circular, potential investors should keep in mind other possible risks that might be important.

USE OF PROCEEDS

The following table sets forth the use of the proceeds from this offering:

	If Minimum Amount of Notes Sold Dollar Amount	% of Proceeds	If Maximum Amount of Notes Sold Dollar Amount	% of Proceeds
Total Proceeds	$500,000		$5,000,000	
Less: Offering Expenses				
Commissions & Finders Fees	$0		$0	
Legal & Accounting	$30,000	6%	$60,000	1.2%
Copying & Advertising	$10,000	2%	$20,000	.4%
Net Proceeds from Offering	$460,000	92%	$4,920,000	98.4%
Uses of Net Proceeds				
Operating Expense	$260,000	52%	$620,000	12.4%
Operating Capital/Fund/Purchase Mortgage Loans	$200,000	40%	$4,300,000	86%
Total Use of Net Proceeds	$500,000		$5,000,000	
Percentage of Proceeds Used	100%		100%	

The operating expenses set forth above reflect salaries, advertising, and other related expenses involved with our company's growth. The operating capital referenced above will be used to improve our net worth which will allow us to obtain larger lines of credit from our warehouse lines of credit. Additionally, the operating expenses will enable us to expand our retail and wholesale divisions, as discussed in the Company Anticipated Milestones for Necessary Growth set forth above. If we raise more than the minimum amount of proceeds, we intend to use 10%-15% of such proceeds for the above-described operating expenses, with the balance of such proceeds for operating capital.

In the event the proceeds from this offering are not sufficient to accomplish the goals described in this offering circular, the following is the order of priority in which such proceeds shall be applied:

(i) costs associated with this offering;
(ii) operating ~~capital; and~~ expenses (for the expansion of our retail and wholesale divisions); and
(iii) operating capital for the purchase of mortgage loans.

Currently and in the past, working capital has come from revenue, as well as the shareholders and other debt obligations. However, after we receive the minimum proceeds from the Offering, no material part of any other funds will be used together with the proceeds for the expected milestones of this Offering described above.

No material part of the proceeds of this offering will be used to discharge indebtedness or to acquire assets, other than in the ordinary course of business. Furthermore, no amount of the proceeds will be used to reimburse any officer, director, employee or stockholder for services already rendered, or any assets previously transferred. However, proceeds from this offering may be used to reimburse shareholders for any shareholder loans to the Company (which is included in operating expenses).

Even if we only raise the minimum proceeds as a result of this offering, such proceeds will still provide our company with the increased net worth and cash to achieve the growth described herein and meet our projections, described above. If we raise the minimum funds, we do not anticipate the need to raise additional funds within six (6) months thereafter.

We do not anticipate any cash flow issues; we expect cash flow to improve within 60 days after this offering. All accounts payable have been paid within the acceptable time frame, and no collections or judgments against us exist.

After reviewing the portion of the offering allocated to the payment of offering expenses, as well as any other applicable payments, a potential investor should consider whether the remaining portion of the investment, which would be allocated for future development of ~~the~~ our business and operations, would be adequate.

This offering will raise all the funds needed for the twelve months after the closing of the offering. ~~The specific use of~~ Such proceeds will be used for our operating expense and capital. Additionally, the proceeds ~~is~~ are expected to be for expanding our retail and wholesale division, as described above, as well as leveraging net worth for more favorable warehouse lines, and other lines of credit, to have the ability to make more loans. ~~Additionally, such proceeds will be used for our operating capital.~~

CAPITALIZATION OF COMPANY

As of the most recent balance sheet dated ~~July~~ October 31, 2003:

	Amount Outstanding		
	As of:	As Adjusted After Offering	
	~~07~~10/31/03	Minimum	Maximum
Debt:			
Short-term debt (average interest rate ~~4.25%)~~4.31%)	$~~24,553,605~~16,006,515	$~~24,553,605~~16,006,515	$~~24,553,604~~16,006,515

Long-term debt	N/A	$500,000	$5,000,000
Total debt	$~~24,553,605~~16,006,515	$~~25,053,605~~ 16,506,515	$~~29,553,605~~21,006,515
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences) N/A	N/A	N/A	N/A
Common stock — par or stated value	$ 450,000	$ 450,000	$ 450,000
Additional paid in capital	$ 1,115,737	$1,115,737	$ 1,115,737
Retained earnings (deficit)	$ ~~158,751~~335,721	$ ~~158,751~~335,721	$~~— 158,751~~ 335,721
Total stockholders equity (deficit)	$ ~~1,724,488~~1,901,458	$ ~~1,724,488~~1,901,458	$ ~~1,724,488~~1,901,458
Total Capitalization	$~~26,278,093~~ 17,907,973	~~$26,778,093~~ $18,407,973	~~$31,278,093~~ $22,907,973

Number of common shares authorized: 1000 shares of no-par Common Stock.

DESCRIPTION OF NOTES

The chart below explains the material terms of the Notes

Issuer	Bay Capital Corp.
Issuer Agents	Stewart D. Sachs and Benjamin M. Lyons.
Securities Offered	Renewable Unsecured Subordinated Notes (for the four maturities listed below). The Notes are unsecured promises to pay issued by us. By purchasing a Note, you are lending money to us. The Notes represent our obligation to repay your loan with interest.
Method of Purchase	Prior to your purchase of Notes, you will be required to complete a subscription agreement that will set forth the principal amount of your purchase, the term of the Notes and certain other information regarding your ownership of the Notes.
Denomination	You can choose the denomination of the Notes you purchase in any principal amount of $1,000 or more.
Offering Price	100% of the principal amount per Note.

Maturity	You can generally choose maturities for your Notes of either 1 year, 2 years, 3 years, or 5 years, however, depending on our capital requirement at the time, we may not always sell Notes of all maturities.
Interest Rate	~~Rates at the time of the offering are:~~1-year Notes - 3% over the 10-year Treasury Bond ~~1 year Note Rate 6.25% ; Annual Yield 6.412% APR~~ ~~2 year Note Rate 7.25%; Annual Yield 7.476% APR~~ ~~3 year Note Rate 9.25%; Annual Yield 9.634% APR~~ ~~5 year Note Rate 10%; Annual Yield 10.455% APR~~ 2-year Notes - 4% over the 10-year Treasury Bond 3-year Notes - 4.5% over the 10-year Treasury Bond 5-year Notes - 5% over the 10-year Treasury Bond The interest rate of the Notes will be established at the time you purchase them, or at the time of renewal, based upon the above rates ~~we are offering at that time (if we are still offering Notes at such time)~~, and will remain fixed throughout the term of the Notes.
Interest Payment Dates	You can choose to receive interest payments monthly, quarterly, or at maturity.
Principal Payment	We will not pay principal over the term of the notes. We are obligated to pay the entire principal balance of the outstanding Notes upon maturity.
Servicing Agent for Notes	None.
Payment Method	Principal and interest payments will be made by an electronic funds transfer to a depository account you designate in your subscription documents or in the form of a certified check, at our discretion.
Renewal or Redemption at Maturity	Upon maturity, the Notes ~~automatically will~~can be renewed for the same term and at the interest rate we are offering for new Notes ~~of the same maturity at that time to other investors (if we are still offering Notes at such time), unless we~~ (based upon the table set forth above) if we notify you prior to maturity that we intend to ~~repay~~renew the Notes~~, or~~ and you notify us within 15 days after maturity that you want your Notes ~~repaid~~renewed. The interest rate ~~being~~that will be offered upon renewal may be different than the interest rate on your original Note~~.~~, as the Treasury Bill rates fluctuate. At that time, we will provide you with an updated Offering Circular.
Interest Rate for Note Renewals	The new interest rate for a Note that we choose to renew shall be based upon the Treasury Bond; (see "Interest Rate" above in this Section).

Optional Redemption or Repurchase	After giving you 30 days prior notice, we may redeem the Notes at any time at a price equal to their original principal amount plus accrued and unpaid interest. You may request us to repurchase your notes prior to maturity; however, unless the request is due to your death or disability, we will charge you a penalty of up to six (6) months interest on your outstanding Notes. The total principal amount of Notes that we will be required to repurchase, for any reason, in any calendar quarter will be limited to the lesser of: • Two percent (2%) of the aggregate outstanding principal balance of all notes as of the last day of the previous calendar quarter; or • $1 Million Dollars.
Consolidation, Merger or Sale	Upon any consolidation, merger, or sale of our Company our successor will be required to assume our obligations to pay principal and interest on the Notes.
Ranking; No Security	The Notes: • are unsecured; • rank junior to our existing and future senior debt, including debt we may incur under our existing and future credit facilities • rank junior to our existing and future subordinated debt, except for offerings of additional renewable unsecured subordinate Notes, which will rank equally with the Notes; • rank junior to our existing and future unsecured debt, except for offerings of additional renewable unsecured subordinate Notes, which will rank equally with the Notes; and • rank senior to any of our existing and future debt owed to our affiliates or subsidiaries.
Restrictive Covenants	We desire to maintain a positive consolidated net worth. Additionally, we do not intend to pay dividends or other payments of cash or property to our stockholders (other than a dividend of our capital stock on a pro rata basis to all our stockholders) unless no default or event of default with respect to the Notes exists or would exist immediately following the declaration or payment of a dividend or other payment. However, this restriction would not

	apply if the default or event of default were the result of a failure to timely pay interest or principal that was inadvertent and was cured within ten (10) calendar days after we received written notice of the default or event of default.
Absence of Public Market ~~and Restrictions on Transfers~~	There is no existing market for the Notes. We cannot provide you with any assurance as to: • the liquidity of any market that may develop for the Notes; • your ability to sell or pledge your Notes; or • the prices at which you would be able to sell your Notes.
Restrictions of Transfer	The terms of the Notes will require the holder of a Note to give us: (i) written notice prior to making a transfer, and (ii) a written opinion of such holder's counsel reasonably satisfactory to us to the effect that such transfer may be consummated with registration of qualification under any federal or state law in effect.
Issues of Additional Securities	The terms of the Notes will contain no provisions permitting or restricting (i) the issuance of additional Securities, (ii) withdrawal of cash deposited against such issuance (once the minimum sale of Notes is made, as discussed herein), (iii) incurring of additional debt, or (iv) the modification of terms of securities.
Subordination	As explained above, the repayment of the Notes will be subordinate to our obligations under other Company debt. Specifically, the Notes will be subordinate to outstanding warehouse lines of credit, which, as of October 31, 2003, are as follows:

Lender	Average Interest Rate	Interest Rate	Due	Balance
First Collateral Warehouse Lending	6.13	Libor Plus Variable Margin	Annually On A Revolving Basis *	$ 5,256,470
First Tennessee Bank Warehouse Lending	6.27	Libor Plus Variable Margin	Annually On A Revolving Basis *	3,125,894
Community First Warehouse Lending	6.65	Libor Plus Variable Margin	Annually On A Revolving Basis *	276,800
PCFS Warehouse Lending	6.77	Libor Plus Variable Margin	Annually On A Revolving Basis *	80,000

* Interest is payable monthly.

PLAN OF DISTRIBUTION

There are no underwriters or selling agents (that is, ~~the~~ persons selling the securities as agent for the Company for a commission or other compensation) in this offering.

Community First Bank, 3725 Old Court Road, Baltimore, Maryland 21208, an independent bank acting as escrow agent, will hold the proceeds of the sale of the Notes until minimum proceeds of $500,000 are raised.

In the event that the minimum proceeds from the sale of the Notes are not received ~~within twelve (12) months after the commencement of this offering~~by December 31, 2004 (unless extended by the Company until December 31, 2005), the funds received by the Company in addition to accrued interest, up to and including a maximum of 1% per annum, will be returned to such subscribers in the form of a check or immediate available funds within thirty (30) days of such deadline ~~(unless such deadline is extended by Company, as permitted by applicable law).~~.

The maximum proceeds that we will receive as a result of this offering shall not exceed $5 Million. In the event we renew the Notes (as described above in "Description of Notes"), the principal amount of such renewed notes will be deducted from our $5 Million maximum offering amount. (Accordingly, if we have sold our maximum of $5 Million, we will be unable to renew your Note.) Additionally, before the renewal of a Note is effectuated, we will send the holder of the Note an updated offering circular.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

The Company has not paid any dividends, made any distributions upon its stock, or redeemed any securities to date, and does not intend to do so on the foreseeable future.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

President and Chief Executive Officer:

Stewart D. Sachs Age: 52

Office Street Address:
10811 Red Run Blvd., Ste. 200
Owings Mills, MD 21117 Telephone No.: (443) 394-3500

Home address:
21756 Camper Circle
Tilghman, MD 21791

Term of Office: 2001 until a successor President and Chief Executive Officer is elected. We expect Mr. Sachs to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

1999 – 2000: Independent Consultant. Mr. Sachs provided financial advisory services to companies with emphasis on various aspects of sub-prime finance business.

1993 – 1999: Chief Executive Officer, Valley Pine Mortgage, Inc., a mortgage company which serviced loans for private investors (which was sold in January, 1999). Mr. Sachs was responsible for the management of investors' private loan portfolios (whereby private investors would purchase mortgage loans of mortgage lenders).

1976 – 1993: President, Chief Executive Officer, Regional Savings Bank. Mr. Sachs was responsible for establishing bank objectives, policies, and plans.

Education (degrees, schools, and dates):

University of Baltimore – Bachelor of Science, 1975.

Business Experience:

As described above Mr. Sachs has a wide range of experience in the management of banks and mortgage lending.

Mr. Sachs is a full time employee of the Company.

Chief Operating Officer:

Name: Benjamin M. Lyons   Age: ~~37~~38

Office Street Address:
10811 Red Run Blvd., Ste. 200
Owings Mills, MD 21117   Telephone No.: (443) 394-3500

Home address:
2920 Talbert Court
Finksburg, MD 21048

Term of Office: 2002 until a successor Chief Operating Officer is elected. We expect Mr. Lyons to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

January 1999 - November 2002: President, Fidelity First Lending, Inc. (a mortgage lending company).

June 1996 – January 1999: President, Valley Pine Mortgage (a mortgage lending company).

In each of the above positions, Mr. Lyons ran the day-to-day operations of each of the companies.

Education:

High School Diploma – Owings Mills High School, 1983.

Business Experience:

Mr. Lyons has been involved in a mortgage banking and brokerage since 1987.

Mr. Lyons is a full time employee of the Company.

Vice President, Secondary Marketing:

Jay W. Jang Age: 35

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD 21117 Telephone No.: (443) 394-3500

Home address:
3100 Fox Valley Drive
West Friendship, MD 21794

Term of Office: 2002 until a successor Vice President, Secondary Marketing is elected., We expect Mr. Jang to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

June 2002 – November 2002: Vice President of Secondary Marketing, Amerix Mortgage.

August 1998 – May 2002: Supreme Trader of Fieldstone Mortgage, Secondary Marketing.

Mr. Jang was involved in product development, pricing, hedging, and trading in the above positions.

Education (degrees, schools, and dates):

Loyola College (MD), M.B.A. August 2001.

Duke University, BA in Economics June 1989.

Business Experience:

Mr. Jang has experience in secondary marketing, underwriting, and origination of residential mortgages.

Mr. Jang is a full time employee of the Company.

Vice President, Wholesale Operations:

Lisa C. Ellis   Age: 36

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD 21117   Telephone No.: (443) 394-3520

Home address:
4021 Silvage Road
Baltimore, MD 21236

Term of Office: 2003 until a successor is appointed by the Company. We expect Ms. Ellis to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

~~1996~~2002 – ~~1997~~2003: Senior Underwriter, ~~Eastern Savings Bank~~Susquehanna Mortgage Corporation

1997 – 2002: Vice President, Alternate Mortgage Funding Corporation

~~2002~~1996 – ~~2003~~1997: ~~Senior~~ Underwriter, ~~Susquehanna Mortgage Corporation~~Eastern Savings Bank

Education (degrees, schools, and dates):

Catonsville Community College and Essex Community College: Certified in Real Estate Finance and Appraising in 1984.

The Financial Institute of Education: Certified in Residential and Consumer Lending in 1985.

Business Experience:

Ms. Ellis has experience in underwriting mortgage loans, and has been involved in mortgage lending since 1983.

Ms. Ellis is a full time employee of the Company.

Vice President, Wholesale Operations:
Craig K. Cohen — Age: 30

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD 21117 — Telephone No.: (443) 394-3520

Home address:
5901 Riverwood Ct.
Frederick, MD 21704

Term of Office: 2003 until a successor appointed by the Company. We expect Mr. Cohen to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

~~1995 – 1997: Assistant Manager, Retail Division, NuMax Mortgage Corp.~~

~~1997 – 1999: Senior~~2002 – Account Executive, ~~NuMax Mortgage Corp.~~Accredited Home Lenders

~~1999 – 2000: Director of Wholesale Operations, NuMax Mortgage Corp.~~

~~2000 – 2001: Finance Manager/Loan Office, Community Bank of Northern Virginia~~

2001 – 2002: Owner and founder of The Kellert Group, LLC (a company involved in buying and selling of items on the Internet).

2000 – 2001: Finance Manager/Loan Office, Community Bank of Northern Virginia

1999 –2000: Director of Wholesale Operations, NuMax Mortgage Corp.

~~2002~~–1997 - 1999: Senior Account Executive, ~~Accredited Home Lenders~~NuMax Mortgage Corp.

1995 – 1997: Assistant Manager, Retail Division, NuMax Mortgage Corp.

Education (degrees, schools, and dates):

Elon College (B.S.), Elon, North Carolina, 1994

Business Experience:

Management, finance, sales, and marketing skills, specifically in the wholesale sales of mortgages.

Mr. Cohen is a full time employee of the Company.

Secretary:
Jamie E. Sachs — Age: 23

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD 21117 — Telephone No.: (443) 394-3520

Home address:
3506 Avery Hill Drive
Owings Mills, MD 21117

Term of Office: 2002 until a successor Secretary and Treasurer is elected. We expect Ms. Sachs to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

1998 – 2000: Processor, Chesapeake Title Escrow Management.

1996 – 1998: Receptionist, Valley Pine Mortgage, administrative duties and front office management.

High School Diploma – Pikesville Senior High School, 1998.

Business Experience: Administrative and Office Management.

Ms. Sachs is a full-time employee of the Company.

Vice President, Director of Branch Development

James W. Emery | Age: 49

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD 21117 | Telephone No.: (443) 394-3500

Home address:
145 N. McCall Cove
Collierville, TN 38017

Term of Office: From 2002 until a successor Vice President, Director of Branch Development is elected. We expect Mr. Emory to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

2000 – 2002: Senior Vice President/Director of Branch Network Division, Mortgage Portfolio Services, Inc. (Dallas, TX).

1998 – 2002: President, First American Home Mortgage (which became a branch of Mortgage Portfolio Services, Inc., in 2000).

1997: Executive Vice President, COO, Community Mortgage Corporation. In this position, Mr. Emery was responsible for the management of multi-state banking operations.

1995 – 1996: Senior Vice President, First Bank Mortgage Corporation. In this position, Mr. Emery managed sales and marketing efforts of a multi-state retail and wholesale mortgage banking company.

Education (degrees, schools, and dates):

Associates Degree, Florida Community College, 1983.

Business Experience: Wide range of experience in mortgage banking, as well as marketing and sales in connection with mortgage banking.

Mr. Emery is a full time employee of the Company.

Vice President of Wholesale Sales

Name: Ronald J. Granick Age: 51

Office Street Address:
10811 Red Run Blvd., Ste, 200
Owings Mills, MD, 21117 Telephone No.: (443) 394-3500

Home address:
12419 Knollcrest Road
Reisterstown, MD 21136

Term of Office: From April 2003 until ~~December 31, 2003, unless extended by the Company for an additional term.~~ a successor is chosen. We expect Mr. Granick to continue in this capacity for the foreseeable future.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

1974 – 2003: Manager of Product Development, Advance Business Systems. In this position, Mr. Granick developed and Marketed new products for an office products company.

Education (degrees, schools, and dates):

University of Maryland, Bachelor of Science in Marketing, 1974.

Business Experience:

Product development management.

Mr. Granick is a full time employee of the Company.

DIRECTORS OF THE COMPANY

There are currently three (3) directors of the Company, namely Stewart D. Sachs, Benjamin M. Lyons, and Paul Bekman. General information concerning the background of Mr. Sachs and Mr. Lyons is set forth above. The information concerning Mr. Bekman is set forth below:

Mr. Paul Bekman Age: 57

Office Street Address:
300 W. Pratt Street
Baltimore, MD 21201 Telephone No.: 410-539-6633

Home address:

11541 Saint Davids Lane
Lutherville, MD 21093

Term of Office: 2002 until a successor director is elected.

Name of employers, titles and dates of positions held during past five (5) years with an indication of job responsibilities:

2002 – 2003: Member, Israelson, Salsburg, Clements and Bekman (a Baltimore law firm)

1998 – 2002: Principal, Israelson, Salsburg, Clements and Bekman

Education (degrees, schools, and dates):

B.A. – University of Maryland, 1968

J.D. – University of Maryland School of Law, 1971

Business Experience:

Investor and Attorney-at-Law for 20 years.

The following Officers and Directors also managed companies in the same business as the Company:

- Stewart D. Sachs and Benjamin M. Lyons owned and operated Valley Pine Mortgage, a mortgage banking company.
- Jim Emery was the President of Mortgage Portfolio Services.
- Jay Jang worked for Fieldstone Mortgage as an employee and was involved in secondary marketing.

The Company has key man life insurance policies on Stewart D. Sachs and Benjamin M. Lyons in the amount of $500,000 upon each. The beneficiaries of such policies are the spouses of the officers.

No petition under the Bankruptcy Act, or any state insolvency law has been filed by or against us, or our officers, directors, or other key personnel, and, a receiver, fiscal agent or similar officer has not been appointed by a court for the business or property of us, or any such persons, or any partnership in which any of such persons was a general partner within the past five years, or any corporation or business association of which any such person was an executive officer at, or within the past five years.

Please note, after reviewing the information concerning the background of our officers, directors and other key personnel, potential investors should consider whether or not these persons have the adequate background and experience to develop and operate our Company as described hereunder, and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

SECURITY OWNERSHIP

All outstanding shares of common stock of the Company are owned as follows:

Title of Class	Name and Address of Owner	Amount Owned	% of Class
Common	Stewart D. and Nadine Sachs 10811 Red Run Boulevard, Suite 200 Owings, Mills, MD 21117	~~500~~ 250	~~70~~35%
Common	Paul and Arlene Bekman 300 W. Pratt Street Baltimore, MD 21201	214.28	30%
Common	Benjamin M. Lyons 10811 Red Run Boulevard, Suite 200 Owings, Mills, MD 21117	250	35%

There are currently no options, warrants, or rights issued at this time.

Additionally, we currently have no shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants, or rights. We also have no common shares subject to issuance under existing stock purchase or option plans, but not yet covered by outstanding purchase agreements, options or warrants.

The extent to which future stock purchase agreements, stock options, warrants, or rights must be approved by shareholders is by a majority vote of the then current shareholders of the Company

After reviewing the above, you should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of our development.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

A. Relationships

The following parties are related:

Stewart D. Sachs, CEO, is the father of Jamie E. Sachs, the Secretary and Treasurer of the Company.

B. Loans and Capital Contributions

We have not made loans to, or are doing business with (except as otherwise described below) any of our officers, directors, key personnel, or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two (2) years, or propose to do so within the future. The stockholders have made the following capital contributions to the Company: On July 31, 2003, Paul Bekman contributed $300,000 to the Company; and on February 28, 2003, he contributed an additional $100,000 to the Company. On May 31, 2002, Stewart D. Sachs contributed $712,941 in mortgage receivables to the Company, and on December 31, 2002 he contributed an additional $190,750 in mortgage receivables to the Company.

~~C. Remuneration~~

C. Guaranties

Except as set forth below, none of our officers, directors, key personnel or ten percent (10%) stockholders have guaranteed or co-signed any of our Company's bank debt, or other obligations, including any indebtedness to be satisfied by the proceeds of this offering.

Stewart D. Sachs has entered into a certain Continuing Guaranty dated as of June 17, 2003, in favor of First Collateral Services, Inc., to guaranty the Master Mortgage Loan Warehousing and Security Agreement by and between First Collateral Services, Inc., as the Lender, and the Company, as the borrower, dated June 17, 2003.

Additionally, Stewart D. Sachs and Benjamin M. Lyons have entered into that certain Guaranty Agreement in favor of First Tennessee Bank National Association to guaranty the Mortgage Warehouse Loan Agreement by and between First Tennessee Bank, as the Lender, and the Company, as the Borrower, dated May 2, 2003.

D. Remuneration

The below sets forth all of our remuneration to officers, directors and key personnel for the last fiscal year:

Name of Individual or Identity of Group	Capacities Remuneration was ~~received~~Received	Aggregate Remuneration
Officers (8)	Salary	$753,000
Directors (Non-Management)	No remuneration	0
Key Personnel (8)	Salary	Included in officer remuneration, set forth above.

At this time, there are no other remuneration payment plans for the future pursuant to any ongoing plan or arrangement for the individuals referred above.

The three highest paid officers for the last fiscal year were Jay Jang, Benjamin M. Lyons, and Stewart Sachs. During 2003, Jay Jang received an annual salary of $200,000. Benjamin M. Lyons and Stewart D. Sachs each received remuneration from the Company in an amount equal to $160,000.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Stewart Sachs, is a 30% owner and the managing member of Woodridge, LLC~~,~~ that owns and operates the building leased by the Company for the principal office of the Company. Benjamin Lyons is a 30% owner of that LLC. The Company pays Woodbridge, LLC the market rate for such lease, which was based upon a study conducted to determine the proper market rent.

Additionally, Benjamin Lyons and Stewart Sachs are members of LSDOC LLC, a Maryland limited liability company, which prepares closing documents for the Company for a fee (which is paid by the ultimate borrowers). Stewart Sachs and Benjamin Lyons are both 50% owners of this LLC. The fee paid for such services is based upon the market price charged by other document preparation companies. This LLC does not prepare documents for any other mortgage company.

LITIGATION

At the time of this offering, there exists no past, pending or threatened litigation or administrative action, which has had, or may have, a material effect upon our business, financial condition, or operations, including (without limitation) any litigation or action involving our officers, directors. or other key personnel.

FEDERAL TAX ASPECTS

We do not anticipate that any significant tax benefits will be available to investors in this offering. However, potential investors are encouraged to contact their own personal tax consultant to review details of the tax implications and the extent that any benefits might be available and advantageous to the particular investor.

PART F/S

Attached to this offering circular are the following financial statements (which have been prepared by in accordance with generally accepted accounting principles in the United States):

(1) Our audited Balance Sheet as of ~~12/31/02,~~December 31, 2002, and related statements of operations, change in stockholder equity, and cash flows and supplemental information for the year then ended (~~prepared~~audited by Hertzbach & Company, P.A.).

(2) ~~Unaudited~~Company prepared interim ~~Balance Sheet~~balance sheet, statements of income, cash flows, and other stockholders equity for the ~~seven months ended July 31, 2003 (prepared by Wooden & Benson, Chtd.).~~ten months ended October 31, 2003.

~~No adjustments, in the opinion of management of the Company, are necessary for a fair statement of results for the interim period.~~

NO ADJUSTMENTS, IN THE OPINION OF MANAGEMENT OF THE COMPANY, ARE NECESSARY FOR A FAIR STATEMENT OF RESULTS FOR THE INTERIM PERIOD.

PART III
INDEX OF EXHIBITS

2.1 Charter

2.2 By-laws

3.1 Form Promissory Note

4.1 Form Subscription Agreement

6.1 Lease by and Between Woodridge, L.L.C. and the Company, dated May 1, 2002

6.2 Lease by and between MBC Investors Ltd. and the Company, dated December 10, 2002

6.3 Employment Agreement with James Emery dated November 2, 2002

6.4 Employment Agreement with Jay W. Jang dated November 14, 2002

6.5 Employment Agreement with Ronald Granick dated April 25, 2003

6.6 Warehouse Loan and Security Agreement with The Provident Bank dated September 10, 2001

6.7 Mortgage Warehouse Loan and Security Agreement with First Tennessee Bank dated May 2, 2003

6.8 Correspondent Agreement by and between the Company and First Tennessee Bank dated September 10, 2001

6.9 Master Mortgage Loan Warehousing and Security Agreement with First Collateral Services, Inc. dated June 17, 2003

6.10 Processing, Underwriting, Servicing and Sales Assistance Agreement with Community First Bank, dated July 16, 2003

6.11 Loan Brokerage Agreement with Community First Bank

6.12 Assignment Agreement with Community First Bank

6.13 Branch Manager Agreement – Mike Agetstein

6.14 Branch Manager Agreement – Luis Barrientos and David Birenbaum (Co-Manager)

6.15 Branch Manager Agreement – Rob Berko

6.16 Branch Manager Agreement – Keith Brewer

6.17 Branch Manager Agreement – Shane S. Brown (Wholesale Mortgage Network)

6.18 Branch Manager Agreement – Maxine Bynum

6.19 Branch Manager Agreement – Tien S. Chang

6.20 Branch Manager Agreement – Robert Funk

6.21 Branch Manager Agreement – Jeff Galloway

6.22 Branch Manager Agreement – Dwayne Hiltner

6.23 Branch Manager Agreement – Glenn T. Judy

6.24 Branch Manager Agreement – Jeff Koch

6.25 Branch Manager Agreement – Karan Lage

6.26 Branch Manager Agreement – Anthony V. Lioi

6.27 Branch Manager Agreement – Gary M. Lyons

6.28 Branch Manager Agreement – Gregory B. Nissen

6.29 Branch Manager Agreement – Jeff Pausner

6.30 Branch Manager Agreement – Tyrone Peters

6.31 Branch Manager Agreement – Craig Pollack

6.32 Branch Manager Agreement – Ronald Schneider

6.33 Branch Manager Agreement – Ronald W. Simpson

6.34 Branch Manager Agreement – Earlene Snowden

9.1 Escrow Agreement

10.1 Consent of Hertzbach & Company, P.A.

~~10.2 Consent of Wooden & Benson, Chtd.~~

11.1 Opinion regarding Legality from Shapiro Sher Guinot & Sandler

12.1 Sales Material

SIGNATURES

The Issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Owings Mills, State of Maryland, on ~~October ____, 2003.~~ February ____, 2004.

BAY CAPITAL CORP.

By:______________________________
Stewart O. Sachs, President,
Chief Executive Officer and Director

By:______________________________
Benjamin M. Lyons, Chief Operating Officer and Director

BOARD OF DIRECTORS (Majority)

____
Stewart D. Sachs

____
Benjamin M. Lyons

Exhibit 2.1

Charter

Exhibit 2.2

Bylaws

Exhibit 3.1

Form Promissory Note

Exhibit 4.1

Form Subscription Agreement

Exhibit 6.1

Lease by and between Woodridge, L.L.C. and the Company

Exhibit 6.2

Lease by and between MBC Investors Ltd. and the Company

Exhibit 6.3

Employment Agreement with James Emery

Exhibit 6.4

Employment Agreement with Jay W. Jang

Exhibit 6.5

Employment Agreement with Ronald Granick

Exhibit 6.6

Warehouse Loan and Security Agreement with the Provident Bank

Exhibit 6.7

Mortgage Warehouse Loan and Security Agreement with First Tennessee Bank

Exhibit 6.8

Correspondent Agreement by and between the Company and The Provident Bank,
dated September 10, 2001

Exhibit 6.9

Master Mortgage Loan Warehousing and Security Agreement with First Collateral Services, Inc.

Exhibit 6.10

Processing, Underwriting, Servicing and Sales Assistance Agreement with Community First Bank

Exhibit 6.11

Loan Brokerage Agreement with Community First Bank

Exhibit 6.12

Assignment Agreement with Community First Bank

Exhibit 6.13

Branch Manager Agreement – Mike Agetstein

Exhibit 6.14

Branch Manager Agreement – Luis Barrientos and David Birenbaum (Co-Manager)

Exhibit 6.15

Branch Manager Agreement – Rob Berko

Exhibit 6.16

Branch Manager Agreement – Keith Brewer

Exhibit 6.17

Branch Manager Agreement – Shane S. Brown (Wholesale Mortgage Network)

Exhibit 6.18

Branch Manager Agreement – Maxine Bynum

Exhibit 6.19

Branch Manager Agreement – Tien S. Chang

Exhibit 6.20

Branch Manager Agreement – Robert Funk

Exhibit 6.21

Branch Manager Agreement – Jeff Galloway

Exhibit 6.22

Branch Manager Agreement – Dwayne Hiltner

Exhibit 6.23

Branch Manager Agreement – Glenn T. Judy

Exhibit 6.24

Branch Manager Agreement – Jeff Koch

Exhibit 6.25

Branch Manager Agreement – Karan Lage

Exhibit 6.26

Branch Manager Agreement – Anthony V. Lioi

Exhibit 6.27

Branch Manager Agreement – Gary M. Lyons

Exhibit 6.28

Branch Manager Agreement – Gregory B. Nissen

Exhibit 6.29

Branch Manager Agreement – Jeff Pausner

Exhibit 6.30

Branch Manager Agreement – Tyrone Peters

Exhibit 6.31

Branch Manager Agreement – Craig Pollack

Exhibit 6.32

Branch Manager Agreement – Ronald Schneider

Exhibit 6.33

Branch Manager Agreement – Ronald W. Simpson

Exhibit 6.34

Branch Manager Agreement – Earlene Snowden

Exhibit 9.1

Escrow Agreement

Exhibit 10.1

Consent of Hertzbach & Company, P.A.

~~Exhibit 10.2~~

~~Consent of Wooden & Benson, Chtd.~~Exhibit 11.1

Opinion regarding Legality from Shapiro Sher Guinot & Sandler

Exhibit 12.1

Sales Material

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Document 2	file://F:/CORP/pmbogart/WPDATA/187pmb00059.47271.001.Bay Capital Corp.Form 1-A-v07.doc
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